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                                                                     Exhibit 12
                                                                     Page 1 of 2



                 METROPOLITAN EDISON COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                   (In Thousands)
                                      UNAUDITED


                                                        Six Months Ended
                                                    June 30,        June 30,
                                                      1996            1995

 OPERATING REVENUES                                 $444,746        $396,091

 OPERATING EXPENSES                                  342,477         318,904
   Interest portion of rentals (A)                     2,700           2,547
       Net expense                                   339,777         316,357

 OTHER INCOME:
   Allowance for funds used
     during construction                                 535           1,601
   Other income/(expense), net                           174          (4,112)
       Total other income                                709          (2,511)

 EARNINGS AVAILABLE FOR FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS (excluding
   taxes based on income)                           $105,678        $ 77,223

 FIXED CHARGES:
   Interest on funded indebtedness                  $ 22,937        $ 22,534
   Other interest (B)                                  6,531           7,073
   Interest portion of rentals (A)                     2,700           2,547
       Total fixed charges                          $ 32,168        $ 32,154

 RATIO OF EARNINGS TO FIXED CHARGES                     3.29            2.40

 Preferred stock dividend requirement               $    472        $    472
 Ratio of income before provision for
   income taxes to net income (C)                      180.0%          155.4%
 Preferred stock dividend requirement
   on a pretax basis                                     850             733
 Fixed charges, as above                              32,168          32,154
       Total fixed charges and
         preferred stock dividends                  $ 33,018        $ 32,887

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                        3.20            2.35
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                                                                     Exhibit 12
                                                                     Page 2 of 2



                 METROPOLITAN EDISON COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                   (In Thousands)
                                      UNAUDITED





 NOTES:

 (A) Met-Ed has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B)   Includes dividends on company-obligated mandatorily redeemable preferred securities of $4,500 for the six month periods ended June 30, 1996 and 1995, respectively.

 (C)   Represents income before provision for income taxes of $73,510 and $45,069 for the six month periods ended June 30, 1996 and 1995, respectively, divided by net income of $40,843 and $29,001, respectively for the same periods.
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